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Filed by NorthPoint Communications Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: NorthPoint Communications Group, Inc.
Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS DISSEMINATED TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON THE NORTHPOINT INTRANET BEGINNING ON AUGUST 8, 2000:


Verizon at a glance


Company name:      Verizon Communications

Major businesses:  Largest provider of wireline and wireless communications in the United States, currently with 95 million lines and 25 million wireless customers; also a leading provider of high-speed data services and the world's largest print and online directory company.

DSL business:      Wholesale DSL business will become part of NorthPoint; retail offering will continue as is, branded Verizon Online.

Global presence:   40 countries in the Americas, Europe, Asia and the Pacific

Founded:           Result of a merger of Bell Atlantic Corp. and GTE Corp.
                   Merger completed June 30, 2000

Headquarters:      New York, NY

Fortune 500 rank:  Among the Fortune 10

1999 revenues:     Approximately $60 billion

1999 earnings:     $8.29 billion

Market cap:        $132.3 billion
(as of 8/7/00)

Stock exchange:    NYSE

Ticker symbol:     VZ

No. of employees:  260,000

Top management:    Charles R. Lee, Chairman & CEO
                   Ivan Seidenberg, President & Co-CEO
                   Larry Babbio, President & Vice Chairman, Telecom

Management quote:  "From day one, Verizon will be a leader in the communications industry, with more ways to touch customers, more cash to
                   fuel growth and innovation, and more investment capital to deploy the technologies of the future than any company before us." -- Ivan Seidenberg, President & Co-CEO
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Company culture:   The Verizon Promise encompasses Core Purpose, Core Values and
                   Core Goals, as well as the following promises:
                   -- We're promising the world of communications that we will lead it.
                   -- We're promising customers - and all our stakeholders -- that they absolutely can rely on us.
                   -- We're promising ourselves that we're going to settle for nothing less than greatness.

Community relations: The Verizon Foundation, among the top 10 corporate foundations, will contribute approximately $70 million in 2000 to help transform the nonprofit community through technology and innovative e-solutions. Education is its top priority.


NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a Verizon Communications) will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a Verizon Communications) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.